Filed by Integrated Device Technology, Inc.

Commission File No. 0-12695

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

Merger Update: Joining Forces and Gaining Support

Although it is still early in the process, news of the merger with ICS has been well received based on our initial meetings with customers, analysts, and other industry observers. MORE

Merger Update: IDT and ICS Joining Forces and Gaining Support

Although it is still early in the process, news of the merger with ICS has been well received based on our initial meetings with customers, analysts, and other industry observers. Therefore, we thought we’d offer you a quick update with a few of the teams who are on the forefront of feedback of the merger activities – sales, the internal integration team, and investor relations.

Update from Sales and Marketing

“Since the announcement of the proposed merger, the management team has been meeting with many of the key interested parties,” explained Julian Hawkins, VP, Sales. “While the two CEOs, Greg Lang and Hock Tan, and CFO Clyde Hosein met with investors, the sales team and product lines have been meeting with several of IDT’s key customers and channel partners to present the proposed merger and understand any concerns they might have.”

While many topics, such as technology roadmaps and pricing, can’t be discussed until the merger closure due to legal restrictions, it hasn’t stopped several of our key customers from offering their support for the proposed merger with ICS.

“Whereas customers are naturally nervous about the transition phase, as much is still to be resolved after the companies merge,” Julian said, “several key customers have expressed their enthusiasm for the proposed merger and look forward to an even better business with the combined company, as it helps many of their objectives, such as reducing the number of vendors to a smaller, more important, group of solutions providers.”

Not only has the proposed merger had possible tangible benefits, the “intangibles” are starting to appear, as well. “This proposed merger has made several customers and industry peers really take notice,” said Phil Bourekas, VP of Worldwide Marketing. “IDT is changing, and this proposed merger is a strong example of how we are shifting to advanced integrated solutions.”

Update from the Integration Team

Heading up the integration team is Jimmy Lee, VP and GM of the Timing Solutions and Telecommunications Divisions. He and Greg have met with ICS employees and so far, Jimmy said, “the reaction has been generally positive.”

“The proposed merger presents many new opportunities for us,” Jimmy added. Among the most important: bringing the ICS manufacturing into the IDT fab, and opening doors to potential new communication customers for the existing ICS products.

“We hope to fill the capacity of our fab that’s not currently being used with products from ICS,” Jimmy explained. Right now, ICS is outsourcing its fabrication, and Jimmy estimated that “since we will use the IDT manufacturing process to concentrate on new product development, it might take two or three years to transition the ICS products to our internal fab.”

Once that is achieved, “Financially, there will be tremendous leverage, because the cost of additional silicon produced by the fab is very low compared to the purchase price from a foundry,” Jimmy said. “That’s what we call ‘manufacturing synergy,’ and it’s one of the most important tasks we need to get going as soon as possible following completion of the merger.”

In addition, IDT will be able to sell ICS products to existing customers of IDT. Although the merger must be finalized before the sales force can move on this opportunity, Jimmy said, “When that happens, this will be the number one priority from the sales point of view.”

Chuen-Der Lien, CTO and VP, Process and Circuit Design, noted that there is a high level of expectation—even passion—for what the future may bring as a result of the proposed merger.

“What is your dream?” he asked, considering possible outcomes of the proposed merger. “IDT is very strong in the communications market, and we can help sell more ICS products in that area. ICS is very good at the PC and consumer areas. IDT’s current and future products will benefit from the ICS product strengths.

“Besides various marketplaces,” he continued, “we’re also constantly looking into how to combine our strengths in other areas, like quality, customer service, external supports, manufacturing, engineering innovation, and so on. Combining the two companies should result in one very strong company with more diversified products.”

The employees at the fab, he said, “are very excited about the proposed merger. They are seeing that the company is willing to take a significant step related to manufacturing, and the fab’s contribution to the company should increase significantly.”

Added Mike Hunter, VP, Worldwide Manufacturing: “We are enthusiastically embracing this opportunity, and even though it may feel like things are going a bit slow before the close, the process thus far is fairly typical of a merger of this magnitude. However, we’re in the early stages of this process, and I’m happy to say that we are making good progress.”

Safe Harbor Statement

This filing contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to the proposed merger and the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the Securities and Exchange Commission by both IDT and ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT and ICS stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Participants in the Transaction

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2005 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It

IDT and ICS have filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read these filings because they contain important information about IDT, ICS and the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by

IDT by contacting IDT Investor Relations. Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.